Exhibit 2

2008 FOURTH QUARTER RESULTS
		Fourth quarter			January - December
Stock Listing Information		2008	2007	% Var.	2008	2007	% Var.
	Net sales	4,466	5,798	(23%)	21,689	21,673	0%
NYSE (ADS)	Gross profit	1,357	1,778	(24%)	6,866	7,232	(5%)
Ticker: CX	Operating income	384	587	(35%)	2,487	2,971	(16%)
	Majority net income	(707)	538	NA	203	2,391	(92%)
MEXICAN STOCK EXCHANGE	EBITDA	808	1,103	(27%)	4,343	4,586	(5%)
Ticker: CEMEX.CPO	Free cash flow after maintenance capital expenditures	474	671	(29%)	2,600	2,578	1%

Ratio of CEMEX.CPO to CX= 10:1	Net debt	17,908	18,904	(5%)
	Net debt/EBITDA	4.0	3.6
	Interest coverage	4.9	5.7
	Earnings per ADS	(0.91)	0.72	NA	0.27	3.22	(92%)
	Average ADSs outstanding	777.4	750.9	4%	766.1	743.2	3%
	In millions of US dollars, except ratios and per-ADS amounts. Average ADSs outstanding are presented in millions.

Consolidated net sales decreased to US$4,466 million, representing a decrease of 23% compared with those of fourth quarter 2007, mainly as a result of lower volumes which were partially mitigated by price resiliency in most of our markets. The infrastructure sector was the main driver of demand in most of our markets.

Cost of sales as a percentage of net sales increased 0.3 percentage points during the quarter, from 69.3% to 69.6%, due mainly due to higher electricity costs mitigated by the sale of emission allowances, as described in the last page of this report.

Selling, general, and administrative (SG&A) expenses as a percentage of net sales increased 1.2 percentage points during the quarter compared with the same period last year, from 20.6% to 21.8%, mainly as a result of lower economies of scale due to lower volumes, which were partially mitigated by our cost-reduction initiatives.

EBITDA decreased 27% during the quarter compared with the same period last year, reaching US$808 million. The decrease was due mainly to lower contributions from our U.S. and Spanish operations, and to a lesser extent, the exclusion of our Venezuelan operations starting August 1, 2008. EBITDA margin decreased 0.9 percentage points, from 19.0% in the fourth quarter of 2007 to 18.1% this quarter, due to the reasons already discussed in the explanation of cost of sales and SG&A as a percentage of sales.

Gain (loss) on financial instruments for the quarter was a loss of US$911 million resulting mainly from the depreciation of the Mexican peso and also from equity derivatives related to CEMEX and Axtel shares.

Other expenses, net, for the quarter resulted in a loss of US$1,742 million due to the impairment of goodwill and other long-lived assets in the amount of approximately US$1.5 billion as described in the last page of this report, as well as the implementation costs related to our cost-reduction initiatives.

Income tax during the quarter was a positive contribution of US$1,919 million, which includes a tax benefit resulting from our impairment expense, lower income, and the reversal of reserves previously created to cover tax contingencies.

Investor Relations
In the United States 1 877 7CX NYSE
Majority net income was a loss of US$707 million in the fourth quarter of 2008 due to lower operating income, the loss on financial instruments, and the impairment expense, all partially mitigated by the recognized deferred tax benefit, as already explained.

In Mexico 52 (81) 8888 4292 E-Mail ir@cemex.com www.cemex.com
Net debt at the end of the fourth quarter was US$17,908 million, representing an increase of US$1,515 million during the quarter. This increase includes the conversion of a US$1,050 million perpetual loan facility with a group of banks that had received equity treatment under Mexican Financial reporting standards into a term loan maturing in 2011. The net-debt-to-EBITDA ratio reached 4.0 times at the close of the fourth quarter of 2008 compared with 3.4 times at the close of the third quarter of 2008. Interest coverage reached 4.9 times at the close of the quarter, up from 4.8 times in third quarter 2008.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 1

EBITDA and Free Cash Flow(1)

	Fourth quarter			January – December
	2008	2007	% Var.	2008	2007	% Var.
Operating income	384	587	(35%)	2,487	2,971	(16)%
+ Depreciation and operating amortization	424	516		1,857	1,615
EBITDA	808	1,103	(27%)	4,343	4,586	(5)%
- Net financial expense	194	269		860	728
- Maintenance capital expenditures	187	264		597	658
- Change in working capital	(290)	(373)		(129)	152
- Taxes paid	64	194		323	463
- Other cash items (net)	180	78		94	7
Free cash flow after maintenance capital expenditures	474	671	(29%)	2,600	2,578	1%
- Expansion capital expenditures	279	515		1,560	1,434
Free cash flow	195	156	25%	1,040	1,144	(9%)
In millions of US dollars.

During the quarter, free cash flow after expansion capital expenditures of US$195 million plus proceeds from asset divestments for US$299 million, including the Canary Islands operations and others were used mainly for the payment of perpetual coupon dividends, other investments and closing of derivative positions. The conversion of a US$1,050 million perpetual loan facility with a group of banks that had received equity treatment under Mexican Financial reporting standards into a term loan maturing in 2011, as well as payments related to our derivative positions increased net debt.

Debt-Related Information

	Fourth quarter			Third quarter		Fourth quarter
	2008	2007	% Var.	2008		2008	2007
Total debt	18,784	19,864	(5%)	17,928	Currency denomination
Short-term	37%	17%		21%	US dollar	73%	75%
Long-term	63%	83%		79%	Euro	19%	25%
Cash and cash equivalents	990	794	25%	1,390	British pound	0%	0%
Fair value of cross-currency swaps (2)	(114)	166		144	Yen	0%	0%
Net debt (2)	17,908	18,904	(5%)	16,393	Other	8%	0%

Interest expense	215	294	(27%)	197	Interest rate
Interest coverage (3)	4.9	5.7		4.8	Fixed	39%	26%
Net debt/EBITDA (1) (3)	4.0	3.6		3.4	Variable	61%	74%
In millions of US dollars, except ratios.

On December 11, 2008, CEMEX issued MXN970 million of long-term debt in the Mexican capital markets, successfully exchanging Certificados Bursátiles maturing in 2008 and 2009 for new notes. The new notes, guaranteed by CEMEX Mexico S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V., mature on September 15, 2011.

During the quarter, CEMEX also issued various short-term notes under its Short-Term Promissory Notes Program (“Certificados Bursátiles de Corto Plazo”), with the partial guarantee of the Mexican government through NAFIN, having an outstanding amount of MXN1.4 billion at the end of the quarter.

On January 27, 2009, CEMEX successfully completed its refinancing plan previously announced during the quarter.  The key components of the refinancing plan included the following: First, US$2.3 billion of short-term bilateral facilities originally scheduled to mature in 2009 and early 2010 were refinanced in two long-term syndicated facilities. The final maturity for the amounts refinanced in these new long-term facilities is February 2011, with US$607 million amortizing in 2009 and US$536 million amortizing in 2010.  Second, CEMEX extended to December 2010 US$1.7 billion of the US$3 billion syndicated loan facility which was originally due in December 2009. Third, CEMEX amended and increased in December 2008, among other terms, the leverage ratio provisions in its existing syndicated facilities of CEMEX and its Spanish subsidiary CEMEX España. The new leverage ratio requirement at the CEMEX, S.A.B. de C.V. level is a Net Debt of no more than 4.5 times the trailing-twelve-month EBITDA at December 31, 2008, increasing to 4.75 times at June 30, 2009, and gradually decreasing to 3.5 times by September 30, 2011 and thereafter.
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(1)
EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity, or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under Mexican Financial Reporting Standards. Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such, does not have such Mexican Financial Reporting Standards cash-flow measures to present as comparable to EBITDA or free cash flow.

(2)	For presentation purposes in the table above, net debt includes the fair value of cross-currency swaps (“CCS”) associated with debt.

(3)
Starting in fourth quarter 2008, for the calculation of our financial ratios (Net Debt/EBITDA and Interest Coverage), we will start using the amended definition in accordance with our contractual obligations under our loan facilities.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 2

Equity-Related Information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	7,775,497,138

Exercise of stock options not hedged	(1,603,638)
Less increase (decrease) in the number of CPOs held in subsidiaries	0

End-of-quarter CPO-equivalent units outstanding	7,773,893,500
Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.

Employee long-term compensation plans (1)
As of December 31, 2008, executives had outstanding options on a total of 93,753,518 CPOs, with a weighted-average strike price of approximately US$1.78 per CPO (equivalent to US$17.77 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of December 31, 2008, our executives held 53,995,108 restricted CPOs, representing 0.7% of our total CPOs outstanding.

Derivative Instruments

CEMEX periodically utilizes derivative financial instruments such as interest-rate and currency swaps, currency forwards and options, and equity derivatives in order to execute its corporate financing strategy and to hedge other obligations as they arise. The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.
	Fourth quarter		Third quarter
Notional amounts (2)	2008	2007	2008
Equity (1)	798	121	962
Foreign-exchange (2) (3)	1,293	9,748	8,774
Interest-rate	15,701	4,686	14,928
Estimated aggregate fair market value (2) (3) (4)	(456)	160	(22)

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX’s exposure to the risks being hedged.

Note: Under Mexican FRS, companies are required to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded on the income statement, except when transactions are entered into for cash-flow hedging purposes, in which changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flowed through the income statement. As of December 31, 2008, in connection with the fair market value recognition of its derivatives portfolio, both active and closing out positions, CEMEX had recognized increases in assets and liabilities resulting in a net liability of US$204 million, which includes US$569 million held as cash collateral by banks, which according to our financial agreements, are presented net of the liabilities associated to the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.
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(1)
CEMEX accounts for its executive stock-option programs at fair value through the income statement. To hedge this exposure, until September 2008, we had equity forward contracts covering more than 81 million CPOs, which were settled during the fourth quarter.

(2)
As of December 31, 2008 and 2007, excludes derivatives entered into by financial institutions with certain Special Purpose Entities (“SPEs”) for a notional amount of US$3,020 million and US$3,065 million, respectively, and a positive fair value of approximately US$266 million in 2008 and US$202 million in 2007, created under various series of our perpetual notes, because the only instance under our control under which the SPEs are entitled to receive or to pay any amount under such derivatives is if we were to elect to defer the coupons on the securities prior to a CEMEX Credit Event, which would be counter to our existing dividend policy, or under specified events of default. Includes fair market value of equity derivatives entered into with financial institutions.

(3)
The fair market value loss of approximately US$456 million refers to our active positions, and excludes a mark-to-market loss of approximately US$583 million related to the closing out of US$6,173 notional amount of cross currency swaps related to our debt and foreign-exchange derivatives related to our net asset position in our foreign subsidiaries, both of which have no further downside. The mark-to-market loss of these closed derivatives position does not include US$198 million held as cash collateral by banks with respect to such obligations. As of January 28, 2009, the mark-to-market loss on our closed derivatives positions was US$343 million for which US$33 million had been posted as cash collateral. Thus, our net liability related to these positions is US$310 million.

(4)
As of December 31, 2008, our market value loss of our active derivatives positions does not include US$371 million that is being held as cash collateral by banks with respect to such obligations. As of December 31, 2008, according to our financial agreements, cash collateral amounts are presented in the balance sheet net of the liabilities associated to the derivative instruments.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 3

Other Activities

CEMEX provides update on cost reduction initiatives

On October 16, 2008, CEMEX announced that it had identified specific targets in its ongoing effort to reduce costs and optimize its business, originally announced in mid-September.

Overall, CEMEX identified close to US$500 million in recurring annualized cost reductions. Some of the cost-reduction initiatives throughout the company's global network include budget cutbacks, capacity closures, and headcount reductions. These measures will be fully implemented before the end of 2009.

CEMEX has also significantly reduced its capital-expenditure program and will complete only those projects that are scheduled to come on line early next year.

CEMEX will continue to re-evaluate all of the processes and procedures of the business, on a global basis, with a view towards achieving significant overall cost reduction and appropriate rightsizing of the business. It is also taking precautions, however, to ensure that its actions are not detrimental to its strong global franchise.

CEMEX confirms that EU Competition Authorities have initiated an investigation in CEMEX’s offices in Germany and the UK

On November 4, 2008, CEMEX announced that European Union Competition Authority representatives conducted a search in CEMEX's offices in Germany and the United Kingdom.

CEMEX is fully cooperating with the authorities and is providing all requested information and producing the requested testimonies.

CEMEX completes sale of assets in Canary Islands

On December 29, 2008, CEMEX announced that it had completed the previously announced sale of its Canary Islands operations to several Spanish subsidiaries of Cimpor Cimentos de Portugal SGPS, S.A. for €162 million (approximately US$226.8 million dollars), €5 million of which is being held in escrow to cover any price adjustments on account of possible contingencies - in addition to a separate payment for the working capital.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 4

Operating Results

Mexico
Cement volume for our Mexican operations decreased 3% during the quarter versus the same period last year, while ready-mix volume increased 1% over the same period. For the full year, cement and ready-mix volumes decreased 4% and 6%, respectively, versus the comparable periods a year ago.

The residential and infrastructure sectors continue to be the main drivers of cement demand in the country, with the latter continuing its upward trend. Activity from other construction sectors started to soften as they were affected by the overall challenging macroeconomic environment.

United States
In CEMEX’s U.S. operations, cement, ready-mix, and aggregates volumes decreased 26%, 39%, and 44%, respectively, during the fourth quarter versus the same period of 2007. For the full year, cement, ready-mix, and aggregates volumes decreased 14%, 13%, and 3%, respectively, versus the comparable period of the previous year.

Sales continue to be affected by significantly weaker demand in all of our U.S. markets, as decreased confidence and lower activity across all sectors resulted in lower volumes for the quarter. Overall construction activity weakened further as economic conditions continued to worsen and credit availability became very scarce. The residential sector continues its downward trend, and visibility continues to be limited. In addition, even though nominal spending in the industrial-and-commercial sector is up from the prior year’s levels, contract awards continue to fall as a result of recessionary economic conditions and tight credit availability. We continue to see increases in construction put in place in nominal terms for the public sector—including streets-and-highways and other public construction. These increases have been reduced, however, and in some instances fully offset by input-cost inflation. On a like-to-like basis for the ongoing operations, cement, ready-mix, and aggregates volumes decreased 26%, 35%, and 37%, respectively, for the quarter versus the same period in 2007. For the full year, and on a like-to-like basis, cement, ready-mix, and aggregates volumes decreased 21%, 30%, and 30%, respectively, versus the prior year.

For the first eleven months of the year, nominal construction spending in the residential sector decreased 28%, while housing starts decreased 33% versus the comparable period of 2007. Public-sector nominal construction spending put in place increased 10% for the first eleven months of 2008, spending for streets and highways was up 6%, and other public spending was up 11% versus the same period in 2007. Adjusting for input-cost inflation, highway spending through November decreased 4% versus the same period in 2007. Construction put in place in the industrial-and-commercial sector increased 16% in nominal terms during the first eleven months of the year versus the comparable period in 2007. New project work has declined, however, as contract awards in real terms declined 27% through November versus the comparable period in 2007.

Domestic cement prices decreased 2% during the fourth quarter versus the same period last year. Ready-mix and aggregates prices decreased 1% and increased 10%, respectively, during the quarter versus the same period last year.

Spain
Domestic cement volume for our Spanish operations decreased 48% during the fourth quarter of 2008 compared with the same period last year. Ready-mix volumes decreased 43% during the quarter versus the comparable in the prior year. For the full year, cement volumes decreased 30% and ready-mix volumes declined by 26% versus the same period in 2007.

The country continues to face a challenging economic environment. Overall economic activity continues to worsen and has negatively affected overall cement demand. No particular segment in the construction sector is experiencing growth. Additionally, infrastructure projects continue to be on hold given the lack of liquidity and overall tighter credit conditions.

Domestic cement prices decreased 6% in US-dollar terms and increased 4% in euro terms, respectively, for the fourth quarter versus the same period last year.

United Kingdom
Cement volume for our UK operations decreased 26% during the quarter versus the same period in 2007. Ready-mix volume decreased 29% for the fourth quarter versus the comparable period in the previous year. Aggregates volume decreased 24% during the quarter versus the same period of 2007. On a like-to-like basis, adjusting for the divestments completed during 2007, our ready-mix volumes decreased 27% during the quarter versus the comparable period in 2007. For the full year, cement volume decreased 16%, ready-mix volume decreased 21% — 17% adjusting for the ongoing operations — and aggregate volumes decreased 11% versus the same period last year. The macroeconomic environment in the UK continues to deteriorate. Lower liquidity has affected construction spending and the initiation of new projects in all market segments.

Prices for domestic cement decreased 17% in US-dollar terms and increased 9% in British-pound terms during the quarter versus the comparable period in 2007. Ready-mix prices decreased 16% in US-dollar terms and increased 10% in British-pound terms during the quarter versus the same period of the previous year. Aggregates prices decreased 18% in US-dollar terms and increased 7% in British-pound terms during the quarter versus the comparable period in 2007.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 5

Operating Results

Rest of Europe

In France, our domestic ready-mix and aggregates volumes decreased 9% and 17%, respectively, during the quarter versus the comparable period in 2007. For the full year, ready-mix and aggregates volumes remained flat and decreased 5%, respectively, versus the same period in the previous year. On a like-to-like basis for the ongoing operations, ready-mix volumes remained stable for the full year versus the comparable periods in 2007. Prices for ready-mix and aggregates in euro terms increased 6% and 8%, respectively, during the quarter versus the comparable period last year. During the quarter, activity in all demand sectors declined as a result of weaker economic conditions.

In CEMEX’s operations in Germany, domestic cement volume remained flat during the fourth quarter and increased 4% for the full year versus the comparable periods in 2007. Domestic cement prices remained flat in US-dollar terms and increased 10% in euro terms during the quarter compared with the same period of last year. A general decline in activity in the residential, non-residential, and infrastructure sectors was observed, as many projects were delayed or cancelled as a consequence of the lower economic activity across all demand sectors.

For the Rest of Europe region as a whole, cement volumes decreased 7% for the fourth quarter and 3% for the full year versus the comparable periods of 2007. The weighted-average domestic cement price for the region decreased 4% in US-dollar terms for the quarter versus the same period last year.

South/Central America and the Caribbean
Domestic cement volume for CEMEX’s operations in Colombia decreased 11% during the quarter and 3% for the full year versus the comparable periods of 2007. Lower activity economic activity affected volumes for the quarter, especially in the self-construction and low income housing sectors.

Domestic cement volumes in the region as a whole decreased 39% during the quarter and 13% for the full year versus the comparable periods of 2007. Average cement prices in US-dollar terms increased 17% during the fourth quarter versus the same period of the previous year.

Africa and the Middle East
In CEMEX’s operations in Egypt, cement volumes increased 26% during the quarter and 8% for the full year versus the comparable periods of 2007. Higher demand after the holidays, as well as lower steel prices, had a positive effect on cement consumption for the quarter. High-income housing started to slowdown in response to the macroeconomic situation, while the self-construction sector maintained its stability.

Domestic cement volumes in the region as a whole increased 26% during the fourth quarter and 8% for the full year of 2008 versus the same periods of the previous year, while average cement prices in US-dollar terms increased 23% during the quarter versus the comparable period in 2007.

Asia and Australia
CEMEX’s domestic ready-mix and aggregates volumes in Australia decreased 8% and 3% respectively, during the fourth quarter versus the comparable period of the previous year. For the full year, ready-mix and aggregates volumes increased 6%, and 5% respectively, versus the comparable period last year. The main drivers of demand in the country continue to be the commercial and infrastructure sectors.

In the Philippines, our domestic cement volumes increased 1% during the fourth quarter and decreased 2% for the full year 2008 compared with the same periods in 2007. Higher volumes during the quarter were attributable to better sales in the central region of the country aided by favorable weather conditions compared with those of last year.

Cement volumes in the region as a whole decreased 8% during the quarter and 1% for the full year versus the comparable periods of 2007. Average cement prices in US-dollar terms increased 5% during the quarter versus the same period last year.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 6

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - December			Fourth quarter
INCOME STATEMENT	2008	2007	% Var.	2008	2007	% Var.
Net Sales	21,688,534	21,672,990	0%	4,465,797	5,797,791	(23%)
Cost of Sales	(14,822,856)	(14,441,027)	3%	(3,108,659)	(4,019,392)	(23%)
Gross Profit	6,865,678	7,231,963	(5%)	1,357,137	1,778,399	(24%)
Selling, General and Administrative Expenses	(4,379,007)	(4,260,499)	3%	(973,122)	(1,191,552)	(18%)
Operating Income	2,486,671	2,971,464	(16%)	384,015	586,847	(35%)
Other Expenses, Net	(1,916,961)	(300,520)	538%	(1,742,136)	(166,972)	943%
Operating Income After Other Expenses, Net	569,710	2,670,943	(79%)	(1,358,121)	419,876	N/A
Financial Expenses	(911,654)	(806,642)	13%	(215,074)	(293,617)	(27%)
Financial Income	51,629	78,960	(35%)	21,076	24,442	(14%)
Exchange Gain (Loss), Net	(385,910)	(22,240)	1635%	(195,434)	(58,996)	231%
Monetary Position Gain (Loss)	37,240	630,921	(94%)	507	312,960	(100%)
Gain (Loss) on Financial Instruments	(1,353,055)	218,560	N/A	(910,701)	143,333	N/A
Total Comprehensive Financing (Cost) Income	(2,561,749)	99,559	N/A	(1,299,627)	128,122	N/A
Net Income Before Income Taxes	(1,992,040)	2,770,502	N/A	(2,657,748)	547,998	N/A
Income Tax	2,101,242	(439,204)	N/A	1,918,571	(61,367)	N/A
Net Income Before Participation
of Uncons. Subs. and Ext. Items	109,203	2,331,298	(95%)	(739,176)	486,630	N/A
Participation in Unconsolidated Subsidiaries	97,901	136,198	(28%)	27,404	43,245	(37%)
Consolidated Net Income	207,103	2,467,496	(92%)	(711,772)	529,875	N/A
Net Income Attributable to Min. Interest	3,977	76,670	(95%)	(4,992)	(7,814)	(36%)
MAJORITY INTEREST NET INCOME	203,127	2,390,826	(92%)	(706,780)	537,689	N/A

EBITDA	4,343,109	4,586,114	(5%)	807,903	1,103,398	(27%)
Earnings per ADS	0.27	3.22	(92%)	(0.91)	0.72	N/A

	As of December 31
BALANCE SHEET	2008	2007	% Var.
Total Assets	45,288,782	49,662,488	(9%)
Cash and Temporary Investments	990,099	794,010	25%
Trade Accounts Receivables	1,330,144	1,897,351	(30%)
Other Receivables	808,382	900,175	(10%)
Inventories	1,627,238	1,797,681	(9%)
Other Current Assets	213,423	219,230	(3%)
Current Assets	4,969,286	5,608,446	(11%)
Fixed Assets	20,522,189	24,009,968	(15%)
Other Assets	19,797,307	20,044,074	(1%)
Total Liabilities	28,130,381	30,967,176	(9%)
Current Liabilities	11,122,236	7,636,276	46%
Long-Term Liabilities	11,850,321	16,543,443	(28%)
Other Liabilities	5,157,824	6,787,456	(24%)
Consolidated Stockholders' Equity	17,158,402	18,695,313	(8%)
Minority Interest and Perpetual Instruments	3,389,744	3,753,195	(10%)
Stockholders' Equity Attributable to Majority Interest	13,768,657	14,942,118	(8%)

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology						Page 7
and other important disclosures.

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms as of December 31, 2008 and in real terms as of December 31, 2007)
	January - December			Fourth quarter
INCOME STATEMENT	2008	2007	% Var.	2008	2007	% Var.
Net Sales	243,200,761	236,669,048	3%	59,529,068	63,311,882	(6%)
Cost of Sales	(166,213,623)	(157,696,016)	5%	(41,438,427)	(43,891,765)	(6%)
Gross Profit	76,987,137	78,973,032	(3%)	18,090,641	19,420,117	(7%)
Selling, General and Administrative Expenses	(49,103,263)	(46,524,648)	6%	(12,971,720)	(13,011,746)	(0%)
Operating Income	27,883,874	32,448,383	(14%)	5,118,921	6,408,372	(20%)
Other Expenses, Net	(21,495,528)	(3,281,684)	555%	(23,222,674)	(1,823,329)	1174%
Operating Income After Other Expenses, Net	6,388,347	29,166,700	(78%)	(18,103,753)	4,585,043	N/A
Financial Expenses	(10,222,682)	(8,808,534)	16%	(2,866,934)	(3,206,297)	(11%)
Financial Income	578,935	862,240	(33%)	280,943	266,908	5%
Exchange Gain (Loss), Net	(4,327,335)	(242,861)	1682%	(2,605,139)	(644,233)	304%
Monetary Position Gain (Loss)	417,590	6,889,656	(94%)	6,757	3,417,520	(100%)
Gain (Loss) on Financial Instruments	(15,172,256)	2,386,680	N/A	(12,139,649)	1,565,194	N/A
Total Comprehensive Financing (Cost) Income	(28,725,750)	1,087,181	N/A	(17,324,023)	1,399,092	N/A
Net Income Before Income Taxes	(22,337,403)	30,253,881	N/A	(35,427,776)	5,984,135	N/A
Income Tax	23,561,929	(4,796,103)	N/A	25,574,557	(670,131)	N/A
Net Income Before Participation
of Uncons. Subs. and Ext. Items	1,224,526	25,457,778	(95%)	(9,853,219)	5,314,004	N/A
Participation in Unconsolidated Subsidiaries	1,097,795	1,487,281	(26%)	365,302	472,234	(23%)
Consolidated Net Income	2,322,320	26,945,059	(91%)	(9,487,917)	5,786,239	N/A
Net Income Attributable to Min. Interest	44,595	837,240	(95%)	(66,541)	(85,325)	(22%)
MAJORITY INTEREST NET INCOME	2,277,726	26,107,819	(91%)	(9,421,376)	5,871,564	N/A

EBITDA	48,700,732	50,080,363	(3%)	10,769,341	12,049,104	(11%)
Earnings per ADS	2.97	35.13	(92%)	- 12.12	7.82	N/A

	As of December 31
BALANCE SHEET	2008	2007	% Var.
Total Assets	622,267,868	542,314,374	15%
Cash and Temporary Investments	13,603,957	8,670,586	57%
Trade Accounts Receivables	18,276,184	20,719,071	(12%)
Other Receivables	11,107,171	9,829,906	13%
Inventories	22,358,246	19,630,674	14%
Other Current Assets	2,932,435	2,393,995	22%
Current Assets	68,277,994	61,244,232	11%
Fixed Assets	281,974,881	262,188,856	8%
Other Assets	272,014,993	218,881,287	24%
Total Liabilities	386,511,431	338,161,557	14%
Current Liabilities	152,819,523	83,388,138	83%
Long-Term Liabilities	162,823,412	180,654,400	(10%)
Other Liabilities	70,868,496	74,119,019	(4%)
Consolidated Stockholders' Equity	235,756,438	204,152,817	15%
Minority Interest and Perpetual Instruments	46,575,089	40,984,888	14%
Stockholders' Equity Attributable to Majority Interest	189,181,349	163,167,929	16%

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology						Page 8
and other important disclosures.

Operating Summary per Country

In thousands of U.S. dollars

	January - December			Fourth quarter
NET SALES	2008	2007	% Var.	2008	2007	% Var.
Mexico	3,821,889	3,829,068	(0%)	820,480	937,771	(13%)
U.S.A.	4,698,003	4,929,826	(5%)	982,645	1,453,526	(32%)
Spain	1,572,528	2,120,428	(26%)	247,102	489,294	(49%)
United Kingdom	1,712,132	2,033,039	(16%)	317,761	495,181	(36%)
Rest of Europe	4,368,965	4,172,962	5%	921,765	1,037,889	(11%)
South / Central America and Caribbean	2,023,034	2,023,700	(0%)	378,251	528,577	(28%)
Africa and Middle East	1,070,953	757,544	41%	278,055	190,018	46%
Asia and Australia	2,055,037	1,254,841	64%	423,899	515,908	(18%)
Others and intercompany eliminations	365,993	551,583	(34%)	95,838	149,629	(36%)
TOTAL	21,688,534	21,672,990	0%	4,465,797	5,797,791	(23%)

GROSS PROFIT
Mexico	1,930,458	1,948,352	(1%)	416,654	472,963	(12%)
U.S.A.	970,189	1,451,678	(33%)	178,808	355,374	(50%)
Spain	537,798	743,630	(28%)	75,124	169,938	(56%)
United Kingdom	349,492	530,981	(34%)	34,720	99,310	(65%)
Rest of Europe	1,116,918	1,076,052	4%	214,857	240,832	(11%)
South / Central America and Caribbean	811,945	860,122	(6%)	151,478	210,210	(28%)
Africa and Middle East	337,871	220,623	53%	81,142	49,550	64%
Asia and Australia	660,641	415,481	59%	139,789	159,611	(12%)
Others and intercompany eliminations	150,365	(14,956)	N/A	64,566	20,611	213%
TOTAL	6,865,678	7,231,963	(5%)	1,357,137	1,778,399	(24%)

OPERATING INCOME
Mexico	1,284,998	1,234,084	4%	266,213	308,767	(14%)
U.S.A.	24,448	636,579	(96%)	(36,666)	86,415	N/A
Spain	350,339	542,375	(35%)	28,411	122,396	(77%)
United Kingdom	(120,795)	(65,915)	(83%)	(62,457)	(46,042)	(36%)
Rest of Europe	274,978	237,896	16%	19,050	25,394	(25%)
South / Central America and Caribbean	513,997	516,689	(1%)	92,504	123,472	(25%)
Africa and Middle East	261,196	140,448	86%	60,015	23,667	154%
Asia and Australia	282,828	170,109	66%	61,063	43,559	40%
Others and intercompany eliminations	(385,319)	(440,802)	13%	(44,119)	(100,780)	56%
TOTAL	2,486,671	2,971,464	(16%)	384,015	586,847	(35%)

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology						Page 9
and other important disclosures.

Operating Summary per Country

EBITDA in thousands of US dollars. EBITDA margin as a percentage of net sales

	January - December			Fourth quarter
EBITDA	2008	2007	% Var.	2008	2007	% Var.
Mexico	1,452,627	1,405,243	3%	301,646	351,464	(14%)
U.S.A.	702,000	1,119,610	(37%)	129,188	288,518	(55%)
Spain	463,804	634,517	(27%)	60,052	146,259	(59%)
United Kingdom	26,417	93,116	(72%)	(19,134)	607	N/A
Rest of Europe	531,923	478,694	11%	81,960	96,432	(15%)
South / Central America and Caribbean	657,638	678,996	(3%)	120,840	169,158	(29%)
Africa and Middle East	296,234	174,985	69%	71,907	32,585	121%
Asia and Australia	354,610	238,151	49%	76,260	80,915	(6%)
Others and intercompany eliminations	(142,143)	(237,198)	(40%)	(14,816)	(62,539)	(76%)
TOTAL	4,343,109	4,586,114	(5%)	807,903	1,103,398	(27%)

EBITDA MARGIN
Mexico	38.0%	36.7%		36.8%	37.5%
U.S.A.	14.9%	22.7%		13.1%	19.8%
Spain	29.5%	29.9%		24.3%	29.9%
United Kingdom	1.5%	4.6%		(6.0%)	0.1%
Rest of Europe	12.2%	11.5%		8.9%	9.3%
South / Central America and Caribbean	32.5%	33.6%		31.9%	32.0%
Africa and Middle East	27.7%	23.1%		25.9%	17.1%
Asia and Australia	17.3%	19.0%		18.0%	15.7%
CONSOLIDATED MARGIN	20.0%	21.2%		18.1%	19.0%

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology						Page 10
and other important disclosures.

Volume Summary

Consolidated volume summary
Cement and aggregates: Thousands of metric tons
Ready-mix: Thousands of cubic meters

	January - December			Fourth quarter
	2008	2007	% Var.	2008	2007	% Var.
Consolidated cement volume	78,458	87,347	(10%)	16,871	21,298	(21%)
Consolidated ready-mix volume	77,255	80,535	(4%)	17,657	21,740	(19%)
Consolidated aggregates volume	241,673	222,698	9%	54,849	67,146	(18%)

Per-country volume summary

	January - December		Fourth quarter		Fourth quarter 2008 Vs.
DOMESTIC CEMENT VOLUME	2008 Vs. 2007		2008 Vs. 2007		Third quarter 2008
Mexico	(4%)		(3%)		(0%)
U.S.A.	(14%)		(26%)		(21%)
Spain	(30%)		(48%)		(24%)
United Kingdom	(16%)		(26%)		(16%)
Rest of Europe	(3%)		(7%)		(18%)
South / Central America and Caribbean	(13%)		(39%)		(25%)
Africa and Middle East	8%		26%		1%
Asia and Australia	(1%)		(8%)		(24%)

READY-MIX VOLUME
Mexico	(6%)		1%		1%
U.S.A.	(13%)		(39%)		(17%)
Spain	(26%)		(43%)		(24%)
United Kingdom	(21%)		(29%)		(16%)
Rest of Europe	(1%)		(7%)		(11%)
South / Central America and Caribbean	(10%)		(33%)		(21%)
Africa and Middle East	(0%)		(6%)		(9%)
Asia and Australia	64%		(8%)		(9%)

AGGREGATES VOLUME
Mexico	14%		9%		(2%)
U.S.A.	(3%)		(44%)		(19%)
Spain	(26%)		(35%)		(24%)
United Kingdom	(11%)		(24%)		(20%)
Rest of Europe	0%		(2%)		(11%)
South / Central America and Caribbean	4%		(18%)		(22%)
Africa and Middle East	N/A		N/A		(34%)
Asia and Australia	83%		(4%)		(6%)

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology						Page 11
and other important disclosures.

Price Summary

Variation in US Dollars

	January - December	Fourth quarter	Fourth quarter 2008 Vs.
DOMESTIC CEMENT PRICE	2008 Vs. 2007	2008 Vs. 2007	Third quarter 2008
Mexico	3%	(12%)	(20%)
U.S.A.	(1%)	(2%)	(1%)
Spain	12%	(6%)	(11%)
United Kingdom	0%	(17%)	(15%)
Rest of Europe (*)	21%	(4%)	(16%)
South / Central America and Caribbean (*)	15%	17%	2%
Africa and Middle East (*)	28%	23%	(1%)
Asia and Australia (*)	10%	5%	(0%)

READY-MIX PRICE
Mexico	2%	(15%)	(20%)
U.S.A.	(1%)	(1%)	0%
Spain	12%	(7%)	(12%)
United Kingdom	0%	(16%)	(17%)
Rest of Europe (*)	13%	(7%)	(11%)
South / Central America and Caribbean (*)	11%	(1%)	(9%)
Africa and Middle East (*)	36%	36%	(0%)
Asia and Australia (*)	18%	(10%)	(17%)

AGGREGATES PRICE
Mexico	6%	(15%)	(24%)
U.S.A.	10%	10%	(0%)
Spain	15%	(7%)	(5%)
United Kingdom	(2%)	(18%)	(16%)
Rest of Europe (*)	9%	(11%)	(13%)
South / Central America and Caribbean (*)	17%	(1%)	(10%)
Africa and Middle East (*)	N/A	N/A	6%
Asia and Australia (*)	10%	(16%)	(18%)

(*) Volume weighted-average price.

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology	Page 12
and other important disclosures.

Price Summary

Variation in Local Currency
	January - December	Fourth quarter	Fourth quarter 2008 Vs.
DOMESTIC CEMENT PRICE	2008 Vs. 2007	2008 Vs. 2007	Third quarter 2008
Mexico	5%	9%	3%
U.S.A.	(1%)	(2%)	(1%)
Spain	4%	4%	0%
United Kingdom	8%	9%	1%

READY-MIX PRICE
Mexico	4%	4%	2%
U.S.A.	(1%)	(1%)	0%
Spain	4%	3%	(0%)
United Kingdom	8%	10%	(0%)

AGGREGATES PRICE
Mexico	8%	4%	(3%)
U.S.A.	10%	10%	(0%)
Spain	6%	3%	7%
United Kingdom	6%	7%	(0%)

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology				Page 13
and other important disclosures.

Definition of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

Under Mexican Financial Reporting Standards (“Mexican FRS”), beginning January 1, 2008, CEMEX translates the financial statements of those foreign subsidiaries operating in low-inflation environments using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement, while for foreign subsidiaries operating in high-inflation environments, CEMEX uses the exchange rates at the reporting date for the balance sheet and income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader’s convenience, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter in 2008 using the average MXN/US$ exchange rate for each quarter, and the constant Mexican peso amounts at the end of each quarter in 2007 using the end-of-period MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for fourth quarter 2008 and fourth quarter 2007 are 13.33 and 10.92 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader’s convenience. Figures presented in US dollars for Mexico, Spain, and the United Kingdom as of December 31, 2008, and December 31, 2007, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2008 and end-of-period exchange rates for 2007 provided below.

In accordance with Mexican FRS, CEMEX suspended the restatement of its consolidated amounts into constant pesos at the reporting date as of December 31, 2007, the last date on which inflationary accounting for the consolidated financial statements was applied. Under Mexican FRS, during the transition period, all comparative financial statements of prior periods should be presented in constant pesos as of December 31, 2007. Accordingly, to convert December 31, 2007, US-dollar consolidated figures to Mexican pesos as reported on December 31, 2008, it is necessary to convert the December 31, 2007, US-dollar consolidated figures to Mexican pesos using the MXN/US$ closing exchange rate as of December 31, 2007, of 10.92 Mexican pesos per US dollar, provided below.

Exchange rate	January - December		Fourth quarter
	2008 Average	2007 End of period	2008 Average	2007 End of period
Mexican peso	11.21	10.92	13.33	10.92
Euro	0.6819	0.6854	0.7549	0.6854
British pound	0.5484	0.5034	0.6475	0.5034
Amounts provided in units of local currency per US dollar.

Breakdown of regions
The South/Central America and Caribbean region includes CEMEX’s operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico, and Venezuela (through July 31, 2008), as well as trading operations in the Caribbean region.

Rest of Europe includes operations in Austria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, and Sweden.
Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.

The Asia and Australia region includes operations in Australia, Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms
CEMEX Credit Event under the perpetual notes is a bankruptcy, payment cross-default, cross-acceleration in excess of US$10 million, repudiation, moratorium, or restructuring of CEMEX.
EBITDA equals operating income plus depreciation and operating amortization.
Free cash flow equals EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).
Maintenance capital expenditures consist of maintenance spending on our cement, ready-mix, and other core businesses in existing markets.
Expansion capital expenditures consist of expansion spending on our cement, ready-mix, and other core businesses in existing markets.
Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.
Net debt equals total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents, and does not include our obligations in respect of our perpetual notes and loans, which are treated as equity obligations under Mexican financial reporting standards (please refer to footnote 2 on the second page of this report for further details).
Interest coverage is calculated by dividing EBITDA plus financial income for the last twelve months by interest expense for the last twelve months.
Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by EBITDA plus financial income for the last twelve months (refer to footnote 1 on the second page of this report for further details) in accordance with our contractual obligations under our loan facilities.

Earnings per ADS
The number of average ADSs outstanding used for the calculation of earnings per ADS was 777.4 million for fourth quarter 2008, 766.1 million for the full year 2008, 750.9 million for fourth quarter 2007, and 743.2 million for the full year 2007.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 14

Definition of Terms and Disclosures

Effects of the consolidation of Rinker on our financial statements

For accounting purposes, the acquisition of Rinker was effective as of July 1, 2007. Our consolidated income statement for the twelvemonth period ended December 31, 2007 presented elsewhere in this quarterly report, include Rinker’s results of operations for the six-month period ended December 31, 2007.

CEMEX completed the allocation of the purchase price of Rinker of approximately US$14,248 million at July 1, 2007, including direct acquisition costs, to the fair values of the assets acquired and liabilities assumed in June 30, 2008. As part of this allocation process, CEMEX identified intangible assets for an aggregate amount of approximately US$3,125 million, before impairment charges mentioned below, related to extraction permits, trade names, and customer relationships with a weighted-average useful life of approximately 23 years. Goodwill related to the Rinker acquisition, at December 31, 2008, including currency translation effects from the Australian portion and after impairment charges explained below, amounts to approximately US$7,515 million.

Sale of emission allowances

CEMEX, as a cement producer, is involved in the European Union Emission Trading Scheme (“EU ETS”), which aims to reduce carbon-dioxide (“CO2”) emissions. Under this directive, governments of the European Union (“EU”) countries grant CO2 emission allowances (“EUAs”). Considering that EUAs are interchangeable among all EU countries, CEMEX manages its portfolio of EUAs held on a consolidated basis for its cement production operations in the EU. We are in the second phase of the EU ETS, comprising years 2008 to 2012.

In connection with the EU ETS, as a combined result of our increased use of alternative fuels and our production forecasts for the full second phase in our European region, during the fourth quarter we sold a consolidated surplus of 6.2 million EUAs for approximately US$158 million. According to our policy, these revenues are viewed as a reduction of our consolidated cost of sales and are presented within our "Spain" and “Others” segment.

Impairment testing

Goodwill and other intangible assets of indefinite life are tested for impairment once a year during the last quarter, or whenever a significant adverse event occurs. Likewise, property, machinery and equipment and intangible assets of definite life are tested for impairment whenever events or changes in circumstances, such as a change in expected use; indicate that the carrying amount of an asset may not be recoverable. An impairment loss, which results from the excess of the carrying amount over the net present value of estimated cash flows related to such assets, is recorded in the income statement for the period during which such determination is made as part of other expenses, net.

CEMEX results in the fourth quarter include non-cash charges of approximately US$1.5 billion for impairment losses in accordance with Mexican Financial Reporting Standard C-15 "Impairment of long-lived assets and their disposal"", of which, approximately US$1.3 billion refer to impairment of goodwill, approximately US$108 million refer to impairment of trademarks related intangibles, and approximately US$100 million refer to impairment of property, machinery and equipment.

CEMEX performed its required annual testing of goodwill during the fourth quarter using a discounted cash flow analysis to determine the value in use of its reporting units versus their book values. Likewise, CEMEX performed impairment test on its definite life intangible assets in the U.S. reporting unit.

The result of our tests indicated that the book value for our reporting units in the United States and Thailand exceeded their related value in use in the amount of approximately US$1,249 million and US$23 million, respectively. The estimated impairment loss, which mainly refers to our acquisition of 2007, is driven by the negative economic outlook expected by the market during 2009 and 2010 in the global construction industry and that significantly affected the variables included in our estimated discounted cash flow projections, as compared to the valuations performed at the end of 2007. In addition, considering that CEMEX’s investment in Venezuela will be recovered by means others than by use, CEMEX recorded an impairment loss of approximately US$61 million resulting from the write-off of the goodwill associated to such country.

In connection with trademarks in the U.S., CEMEX determined that the carrying amount of the asset exceeded the net present value of its specific cash flow projections. In addition, in connection with the permanent closing of operating assets in several countries, mainly in the ready-mix sector, CEMEX adjusted the carrying value of such assets to their estimated realizable value.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 15